RECEIVED

2008 AUG -4 A 9:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

08004174

SUPPL

31st July, 2008

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

97th Annual General Meeting of the Company held on 30th July, 2008, at Kolkata

We write to advise that all the resolutions placed at the 97th Annual General Meeting of the Company held on 30th July, 2008, in terms of the Notice dated 3rd June, 2008, have been passed by the Members.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED
AUG 12 2008
THOMSON REUTERS

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

31st July, 2008

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

We enclose three copies of the Chairman's Speech on 'Creating a Sustainable and Secure Future – The Agro-Forestry Potential' delivered at the 97th Annual General Meeting of the Company held on 30th July, 2008.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited
Enduring value

CREATING A SUSTAINABLE AND SECURE FUTURE

The Agro-Forestry Potential

Speech by the Chairman,
Shri Y.C. Deveshwar,
at the
Ninety-Seventh Annual General Meeting
on 30th July, 2008

Ladies and Gentlemen,

I have great pleasure in welcoming you to the 97th Annual General Meeting of your Company.

As we gather today, I draw immense satisfaction that your Company's unwavering commitment to contribute to the pursuit of a more sustainable future for our nation has earned it a special place of pride amongst the most admired and trusted corporations in the country.

Your Company's robust corporate strategy to create a new portfolio of businesses of the future continues to build a strong foundation to drive new dimensions of growth in the years to come. A relentless mission to build a world-class Indian institution continues to inspire us to achieve leadership and excellence in every business we are engaged in.

I am therefore happy to share with you yet another year of impressive performance across all our businesses, with a healthy topline growth and high quality earnings. This performance is even more satisfying given the impact of the incubation costs of the new FMCG businesses including the recently launched personal care portfolio, the upfront costs of the long term rural marketing initiatives, the gestation costs of fresh investments in several of our businesses and a severe tax regime.

FINANCIAL PERFORMANCE

Gross Turnover for the year grew by 10.7% to Rs. 21,355.94 crores. **Net Turnover at Rs. 13947.53 crores grew by 14.7%** driven by a robust 48.6% growth in the non-cigarette FMCG businesses, and a healthy performance by the Hotels and Paperboards, Paper & Packaging segments. **The non-cigarette portfolio now accounts for 52.4% of the Company's Net Turnover.** Pre-tax profits increased by 16.4% to Rs. 4571.77 crores, while **Post-tax profit at Rs. 3120.10 crores registered a growth of 15.6%.** As is customary, I also share a snapshot of your Company's financial performance since 1996.

(Figures in Rs. Crores)

ITC : Financial Highlights 1996-2008

	1996	2008
Gross Income	5188	21967
Profit After Tax	261	3120
Return on Average Net Assets (%)	30	38
Net Assets Employed	1886	12817
Net Worth	1121	12058
Market Capitalisation	5571	77765

As at 31st March; assumes shareholder approval as proposed

The ITC Group's contribution to foreign exchange earnings over the last decade amounts to nearly US$ 3.2 billion, of which agri exports constitute

60%. Earnings from agri exports are an indicator of your Company's contribution to the rural economy by effectively linking small farmers with international markets.

Over the years, your Company has reinforced its core strengths by building new competencies that efficiently serve the emerging needs of a fast paced economy. **Supported by substantial investments in cutting edge technology, outstanding talent and Research & Development, your Company has created several trusted brands that enhance the quality of life of the discerning consumer. Deep farmer relationships and proven expertise in productivity enhancing agri interventions have added new dimensions to your Company's capability profile.** I can say with confidence that your Company has nurtured internal synergies that constitute a world-class competitive force, capable of sustaining its position at the forefront of India's corporate sector.

ENVIRONMENTAL AND SOCIAL PERFORMANCE

In the past, I have shared with you the abiding vision that inspires us to create sustainable stakeholder wealth and enlarge our contribution to the Indian society. This commitment goes far beyond the market to create simultaneously financial, environmental and social capital for the nation.

It is for this reason that your Company measures its accomplishments not only in terms of financial results, but also by the impact it has consciously engendered to augment societal value. **The Triple Bottom Line approach to creating economic, environmental and social capital unleashes strong multipliers that contribute to making national progress more inclusive and sustainable.**

You, the shareholders, can draw immense pride from the fact that ITC is today an acknowledged exemplar in Triple Bottom Line Performance. A few months ago, I had the privilege of receiving, from the hands of the Prime Minister, a prestigious award from an industry Chamber that acknowledged your Company's unique contribution in creating societal capital. Leading organisations across the world have presented awards and accolades to acclaim the leadership your Company is providing to the cause of sustainable and inclusive development.

In a testimony that exemplifies your Company's environmental and social contribution, for **six years in a row,** it has achieved the status of being a **water positive** corporation, generating fresh water harvesting potential over 3 times its consumption. Your Company has also been a **carbon positive Company for the last 3 consecutive years,** sequestering almost twice the carbon emitted from its operations. Stringent

environmental processes have enabled your Company to **recycle** almost **100% of the solid waste generated** from a number of its plants. **ITC continues to be the only company in the world, of its size and diversity, to have achieved these three vital environmental milestones.**

In addition, your Company's businesses have spurred value chains that today provide **livelihood opportunities for over 5 million people,** many of whom represent the poorest, particularly in rural India.

Your Company's unwavering commitment to the cause of Sustainability finds yet another expression in the voluntary publication of its annual Sustainability Report with independent third party verification. ITC's 2008 Sustainability Report, the fifth in the series, and prepared in accordance with the G3 guidelines of the Global Reporting Initiative will be released shortly. **This year, ITC joined the United Nations Global Compact, the world's largest global corporate citizenship initiative.** You are already aware that ITC contributes to capacity building for a larger fraternity of sustainable businesses through the co-creation of the CII-ITC Centre for Excellence in Sustainable Development. The Centre has achieved significant success in the short period since its inception.

Your Company will continue to embrace sustainable practices across all its business units.

ITC's employees are committed to supporting sustainability as their contribution to fostering inclusive growth in the country.

REALISING THE INDIAN DREAM

In recent years, India has experienced an unprecedented economic resurgence. The nation has witnessed a structural shift in GDP growth, fuelled largely by new investments and the growth of the value enhancing services sector. Globally, India commands a new respect today and is increasingly being seen as part of a new axis of economic power in the world.

Indeed, there are reasons to believe in the Indian Dream. Early last year, India joined the ranks of 12 countries with a Trillion Dollar GDP in nominal terms. Predictions by several expert groups indicate that real GDP could grow at a compound rate of 6 to 9% over the next two decades, implying a size of the economy that would range between US$ 3 trillion and US$ 5 trillion by 2025. By this time, India's population is expected to grow to 1.4 billion. More than 67% of this population, accounting for nearly 940 million people, will be in the productive working age – a demographic dividend that can significantly drive growth. India will continue to be a young country, unlike many others, with 42% of the people being below 25.

In a recent report, the McKinsey Global Institute predicts average household disposable income

to almost triple by 2025, registering a higher growth than what was achieved in the past 20 years. The Report also estimates that India's middle class will reach 41% of its population and grow to 583 million people. Indeed, these could signal enormous opportunities for private enterprise and trigger new impulses for sustaining a higher growth trajectory.

Yet, the greatest concern is that all of this may remain only a distant dream. The path to realising a new paradigm of high growth is strewn with several fundamental challenges. These can seriously undermine the growth process and derail the pace of progress in the coming years. Unless we take impactful strides in resolving these challenges through focussed policy intervention and radical innovation, we stand the unfortunate prospect of undoing many of the gains made so far.

CHALLENGES TO SUSTAINING GROWTH

To my mind, the core issues that threaten future development arise from the following challenges:

- ***First, the challenge of Inclusive Growth and Sustainable Livelihoods.***
- ***Second, the challenge of ensuring Energy Security.***
- ***Third, the challenge of ramping up Agricultural growth and ensuring Food Security, and***
- ***Finally, the challenge of Environmental Security and Climate Change.***

The convergence of demand for **food, fuel, feed and fibre** will lead to an unprecedented pressure on resources including land, water, and other natural capital like forests. **Meeting this demand in an economically viable, socially inclusive and environmentally sustainable manner is the greatest challenge that confronts us today.** Unless we find solutions to these multiple challenges, we stand the risk of not only perpetuating social discontent and consequent unrest, but also of rendering future growth unsustainable.

Over many decades, the world has pursued a growth model primarily based on the exploitation of precious natural resources without any material effort to conserve and replenish. This approach has only passed on an avoidable cost to future generations, putting their economic security at a significant risk.

Market forces, as they stand today, do not adequately reward longer term objectives of building a sustainable economy. A more enduring solution will emerge only when policy makers and market participants assign a larger priority to promoting economic activity in a way that does not compromise the interest of the future for short-term gains of the present.

Challenges of this magnitude cannot be addressed by any solitary section of society. It is obvious that innovative public-private-people partnerships will have to be forged to make a meaningful

difference in respect of these larger issues. Corporates, on their part, are uniquely placed to play a constructive role in this process. Positioned, as they are, in the frontline of engagement with civil society, corporates have the wherewithal, including the more crucial managerial resources, to deliver social projects efficiently at a lower incremental cost. Your Company's own experience bears this out. **Inspired by the opportunity to contribute to a more secure and sustainable future, your Company has structured innovative business models that leverage its brands, technological capability, agri-sourcing strengths and an unmatched trade distribution network to create unique opportunities for sustainable livelihoods.**

I must emphasise here that ITC's conscious strategy to invest in developing societal capital on a scale implemented so far, entails costs that constitute a drag on the financial bottom line in the short term. However, I strongly believe that by doing so, we are putting in place a strong foundation for the future, which will ensure the longer term sustainability and profitability of your Company. A short term focus would possibly yield immediate incremental financial gains, but would not provide insulation against longer term challenges. **It is my belief that the shareholders of ITC would, over time, greatly benefit from the support and trust of the communities we are helping to transform through our larger Triple Bottom Line initiatives.**

These core issues of food, energy, sustainable livelihood and environmental security are the primary challenges. However, there are other challenges too – the provision of physical and social infrastructure, such as for education, healthcare and last mile connectivity for rural India. While all these issues need to be resolved, what is needed is a greater focus on innovative measures that will bring a quantum impact on the lives of the poor.

While a multiplicity of initiatives need to be pursued to address these diverse challenges, I would like to take this opportunity today to highlight and share with you one example of such a sustainable model of growth which can have a far reaching beneficial impact on poverty alleviation through large scale livelihood creation, and simultaneously address the issues of environmental and energy security.

CREATING A SUSTAINABLE AND SECURE FUTURE

The Agro-Forestry Potential

Apart from food processing value chain based agricultural growth, one of the most powerful means of bringing about transformational change in rural India lies in the relatively untapped agro-forestry sector, and in its allied areas across the entire wood-based value chain.

The multitude of benefits that social and farm forestry can bring about can best be understood from ITC's experience in fashioning an effective social and farm forestry based business strategy to manage its Paper & Paperboards business.

ITC's Experience in Social & Farm Forestry

Several years ago, ITC was confronted with a significant challenge in its Paperboards business primarily due to lack of scale for want of cost effective access to fibre. In the new regime of reduced import duties, ITC had the easier option to import wood pulp and carry on a "business as usual" scenario. However, your Company chose to take on the more difficult route of mobilising marginal farmers and tribals to plant trees on their private wastelands. This strategy implied longer gestation, substantial investment and considerable management attention in managing uncertainty and risk. However, it enabled poor and marginalised farmers to convert their wastelands to pulpwood plantations, creating a sustained source of income for themselves.

Your Company invested in extensive R & D to create clonal saplings which would be disease resistant and grow much faster in relatively harsher conditions. **These saplings have made the growing of pulpwood species on degraded wastelands a sustainable livelihood option,**

and consequently a life-changing proposition for marginal farmers and tribals in the economic vicinity of the mill.

Your Company is a willing buyer of such produce, whilst the growers are free to sell to the highest bidder in the open market. **Today, this programme covers over 80,000 hectares and has provided over 35 million man days of employment.** This approach has also brought with it a multiplicity of additional benefits – creation of a green cover for carbon sequestration, ground water recharge, regeneration of biomass and the nurturing of depleted soils. **The green cover created has also enabled your Company to achieve a unique distinction of being a carbon positive company for 3 consecutive years.**

It is immensely satisfying that your Company's conscious strategy to shed reliance on cheaper imports and instead invest in longer term benefits of promoting plantations has yielded so many positive results. A business which was nearly sick a decade ago, is today not only a world-class producer of environmentally friendly, state-of-the-art elemental chlorine free paper and paperboard – the only one of its kind in India – but is also a significant contributor to the larger cause of sustainable livelihoods and environmental security.

Multiple applications of Agro-Forestry

The paper and pulp industry, however, is only one application of wood-based industries, and barely uses 4% of the total wood consumed in India. **Trees provide an invaluable renewable resource that lends itself to multiple commercial applications and are therefore a major potential source of livelihood creation. In addition, the agro-forestry value chain has the rare distinction of being able to contribute to augmenting energy capacity and ecological wealth besides supporting the core needs of food and housing. As the primary resource for paper based industry, it supports the spread of education**, so crucial for developing economies like ours. With increasing population, rising incomes and consequent demand for energy, education and housing including home lifestyle products, the wood-based value chain is well poised not only as a profitable economic activity but also as a catalyst sector that promotes sustainability and inclusive growth.

Forestry represents the second-largest land use in India after agriculture, but contributes merely 1% of GDP. This points to the dormant potential of this sector. China's experience also shows what can be unleashed by developing a competitive wood-based industry. According to a Study by the Center for International Forestry Research

(CIFOR) and others, Chinese exports of Forest Products, in a span of just 8 years. preceding 2005, rose from US$ 3.6 billion to US$ 17.2 billion, and in specific products like plywood, the increase was as much as ten-fold, making China one of the world's largest exporters. The United States and European Union were the main buyers with imports increasing 700 to 900%.

A concerted effort to promote wood plantations in degraded wastelands in India could potentially change the fortunes of small and marginal farmers and consequently the opportunities in Rural India. Degraded wastelands in the country are estimated at 60 million hectares by the Planning Commission, out of which 33 million hectares constitute degraded forest lands. By converting these wastelands into productive and renewable agro-forestry resources, strong economic multipliers can be unleashed to significantly mitigate the challenges of livelihood, energy and environmental security. Let me briefly outline some of these multiple possibilities.

- As a source of renewable and carbon-neutral biomass energy, agro-forestry can generate 1000 MW of power from a plantation of half a million hectares. This has the potential to substantially reduce the dependence on carbon generating fossil-fuel based energy. Specially suited for distributed energy systems

in rural India, power generated from biomass can either meet the needs of smaller rural communities or be fed into the grid. **Renewable plantations in 10 million hectares can produce as much as 20,000 MW of power, almost one-fourth of the total capacity addition proposed in the 11th Five Year Plan from conventional sources.**

- **Given the major environmental advantage of wood as a carbon sink, greater usage of wood in housing is a better alternative** than the use of cement and steel which have much larger ecological footprints. By 2010-12, more than 500 million sq.ft of space is expected to be built in India, mostly in urban areas. Even a limited use of wood for door and window frames, flooring, wooden cabinets etc would mean a demand for wood products valued at US$ 3 billion. **With greater usage of wood as a predominant material for housing, in rural and urban areas, this potential can increase exponentially.**

- **The wood-based industry is growing rapidly with increasing demand for furniture, housing construction material, packaging, agricultural implements, sports goods, plywood, veneer, matches,** and so on. The Indian furniture market is estimated at US$ 8 billion, and today employs around

3,00,000 people. Wooden home furniture is the largest segment. Imports of furniture is growing at a fast clip with a rate as high as 60%. Total wood-based import for various uses today is already over US$ 1 billion. Depending on the regeneration of wood and the changing demand profile, India is likely to face a wood deficit of 20 to 70 million cubic metres by 2020. Certainly, the case for agro-forestry is obvious.

- **Trees are also a valuable source of bio-chemicals.** The cellulose part of the structure, used primarily for pulp and paper, represents only 20 to 30% of the total, and the balance can be a valuable resource for extraction of bio-chemicals with wide applications from food to medicine. **Non-Timber Forest Produce, also lends itself to medicinal and herbal applications,** and is a very important source of sustenance for forest dependent population. It is estimated that over 75% of forest export revenue comes from these sources.

- The societal benefits of agro-forestry outweigh that of many other sectors. **One of the most important is in its role as an instrument of climate change mitigation.** Potentially, by greening even 10 million hectares of degraded forest lands, nearly 500 million MT of carbon dioxide

can be sequestered. This implies a compensatory sequestration for as much as 500 million MWh of electricity generated from fossil fuels. Plantations also contribute to other ecological benefits in terms of arresting top soil erosion, and enabling greater ground water recharge.

- **In addition, the livelihood creation potential of agro-forestry makes it an extremely important investment option for the country.** For example, in wood pulp based plantations, every hectare of plantations creates approximately 450 person days of employment. Extrapolating this to cover the degraded forest lands estimated at 33 million hectares imply a potential of nearly 15,000 million man-days of employment. **Taken together, the wood-based value chain, including plantations, has the potential to create sustainable livelihoods for nearly 100 million people.**

- In addition, creation of forests and natural parks have been known to boost eco-tourism and innovative initiatives here could also make it a source of sustainable livelihoods. Agro-forestry also supports a number of handicrafts, including wooden jewellery and gift items, potentially another revenue stream in appropriate areas.

The Prime Minister's Council on Climate Change recently unveiled its National Action Plan. As part of the 8 Missions announced, the National Mission for a Green India envisages the afforestation of 6 million hectares to enhance forest and tree cover to 33%. The Mission will be taken up on degraded forest lands with an initial corpus of Rs 6000 crores. This is indeed a very welcome initiative. I understand that the Ministry of Environment and Forests had earlier estimated that nearly Rs 70,000 crores would be necessary to enhance the tree cover to targeted dimensions. **Given the massive investment requirements, larger corporate participation in renewable agro-forestry can not only multiply the initiative launched by the Prime Minister significantly, but with the right policy support, create tremendous value across the entire spectrum of the wood-based value chains.**

Recognising these growth impulses, and the convergence of opportunity in meeting environmental, livelihood and energy security challenges, how can we ensure a conducive policy environment that will encourage agro-forestry programmes as also corporate involvement in this area ?

The Policy Framework

Let me briefly touch upon some of these important policy imperatives.

- Plantations, by their very nature, imply long gestation periods before they yield adequate returns on investment. For example, maturing of teak wood could take as long as a quarter century, while many other forms would need a growing-harvesting cycle of 5 to 10 years. **Therefore, policy support and financing mechanisms will necessarily have to be longer term oriented.** What is equally important is to protect such policies from any adverse mid-course changes that could impact the very viability of these long term projects.

- **The spirit of extant legislation in this sector is geared primarily to curtail the felling of trees, as opposed to facilitating the growing of renewable forests.** Appropriate legislation that supports additional afforestation for commercial purposes would go a long way in realising the fullest potential of this sector in terms of sustainable livelihood creation and commercially supported forest cover formation.

- Customs Duty on most wood imports is presently at 5%, despite a bound rate of 40% committed at the WTO. This does not encourage investment in agro-forestry in India. **Tariff policy to promote agro-forestry will have to enable a larger**

corporate involvement in assisting farmers with R & D, extension services and linkages to markets. The direction of the current tariff policy, with lower applicable rates, is to make imported wood more attractive than the felling of trees in Indian forests. However, such a policy prevents livelihood creation in the country and "exports" that potential to the countries selling these products. Similarly, the environmental benefits that result from growing such plantations accrue to those countries.

- **To enable larger corporate involvement in renewable agro-foresty, and to promote linkages for commercial application, Industry must be permitted to use degraded forest land for afforestation.** Such land would need to be offered on long lease at nominal terms to make agro-forestry a viable option for creating sustainable livelihoods. Concessional lease could be linked to commitments from industry relating to community involvement, employment generation over a time period, and ensuring availability of fuel wood. This would require enabling amendments to be made in the Forest Conservation Act, 1980 and the related Rules. Policies would also need to be devised to promote industrial plantations in the economic vicinity of mills

through ownership, lease, contract farming or sustainable models of social farm forestry. This would require amendments to certain State laws relating to land use.

- It would be desirable to extend to agro-forestry all the benefits applicable to agriculture, so that farmers can be encouraged to cultivate their private wastelands with equivalent benefits like concessional power, unrestricted movement of such produce, and so on. In order to support farmer investment, institutional credit needs to be provided in the form of long term loans, depending on the species being planted. Such loans should qualify as priority sector lending by banks and financial institutions.

- Research & Development for the evolution of improved wood species need to be promoted through a weighted deduction of expenses for income tax purposes, at par with the infrastructure sector, given the wider ramifications of this sector on sustainable growth. Tax and other fiscal incentives would also need to be extended to promote wood-based products as also to locate industry near plantations in rural India.

- The National Action Plan on Climate Change has suggested, in its Mission for Enhanced Energy Efficiency, a market-based mechanism

that would certify energy savings that could be eventually traded. In a similar fashion, to promote the use of biomass energy from agro-forestry, the differential in cost of generation between biomass energy and the least cost generation from fossil fuel based energy sources could also be reimbursed in the form of "energy credits", which can then be traded. Needless to state that an appropriate regulatory framework would be required to mandate purchase of energy credits by polluting industries.

I would like to emphasise here once again that it is not only important to create the right policy environment, but also to ensure its longer term orientation, given the nature of investment and the long gestation in the agro-forestry sector. It is on this crucial policy foundation that the entire wood-based value chain can be built to support the nation's quest for sustainable means of growth.

It is critical that we engage in finding new means and policy initiatives to support greater corporate participation in agro-forestry. Corporations must be enabled to build capacity, bring innovation and provide quality services to rural areas. It is only then that the goal of accelerating growth in the relatively marginalised rural sector can be realised in a manner that is equitable and sustainable.

Your Company's own experience clearly bears this out. **Substantial investments in R & D have been made over the years by your Company to remarkably improve quality and productivity in its agro-forestry operations, directly creating considerable benefits for the marginalised farmers.** Such investments would need to be made on an even larger scale to tap the full potential of the agro-forestry strategy that I have outlined in this communication. Committed corporates like ITC would be willing to go the extra mile with the required investments in R & D, people and processes given a supportive climate with appropriate policies and incentives to nurture public-private partnership models.

ENSURING A LIFE OF DIGNITY

Transformational change for any country is primarily about improving the quality of life of its people and providing them a secure future. Sustainable development and inclusive growth are approaches to achieving that superordinate goal. I have today attempted to show through one example that it is possible to fashion innovative growth models that leverage inherent strengths to unleash economic multipliers which in turn can impart disproportionate benefits to large populations. With policy support and corporate involvement, these benefits can be scaled up enormously with attendant impact

on poverty alleviation. Such models have the potential to drive a process of fundamental transformation in India.

Your Company indeed takes pride in being able to shape an opportunity to lead by example in achieving exemplary standards in corporate citizenship. It is this pride and sense of fulfilment that encourages our outstanding human capital to strive harder, in the face of all adversity, to bring more glory to this organisation. On their behalf, I look forward to your continued support and encouragement, as always.

Thank you, Ladies and Gentlemen.

The WHITE GOLD premium paper used in this Booklet is a product of your Company's Paperboards & Specialty Papers Division.

ITC Limited
Enduring value

END

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